December 22, 2016
VIA OVERNIGHT DELIVERY

Ms. Sandra B. Hunter U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, DC 20549

Re:	NorthStar Healthcare Income, Inc. Form 10-K for the fiscal year ended December 31, 2015 Filed March 28, 2016 File No. 000-55190
Dear Ms. Hunter:
This letter sets forth the response of NorthStar Healthcare Income, Inc. (the “Company”) to the comment letter received from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), dated December 19, 2016, regarding the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2015, filed with the Commission on March 28, 2016. For your convenience, we have set forth below each of the Staff’s comments followed by the relevant response.
Purchases of Equity Securities by the Issuer and Affiliated Purchasers, page 63
1.    Comment:    We note that your table on page 64 discloses your share repurchase history for the quarter ended December 31, 2015. In future Form 10-K filings, please disclose your share redemption history for the last full fiscal year.

Response:    The Company notes the Staff’s comment and advises the Staff that the Company will disclose the Company’s share redemption history for the last full fiscal year in its future Form 10-K filings.

Selling Commissions and Dealer Manager Fees, page 81
2.    Comment:    In future Exchange Act periodic reports, please update your fees and reimbursements disclosure to include the following: (1) fees actually paid (broken out by offering, acquisition, operating, etc.) and the aggregate amount accrued but unpaid, and (2) reimbursements actually paid to the Advisor Entities or their affiliates, and any amount accrued but unpaid.
Response:    The Company notes the Staff’s comment and advises the Staff that the Company will update the Company’s fees and reimbursements disclosure to include fees and reimbursements actually paid to the Advisor Entities or their affiliates in future periodic reports. The Company advises the Staff that the current disclosure includes fees and reimbursements broken out by offering, acquisition, operating, etc. for any amount accrued but unpaid.

Ms. Sandra B. Hunter
December 22, 2016

As requested in your letter, the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you should have any further questions or need additional information concerning these responses, please contact the undersigned at (212) 287-2119.

Sincerely,

/s/ Frank V. Saracino
Frank V. Saracino
Chief Financial Officer

cc:	Rosemarie A. Thurston, Alston & Bird LLP
Ann B. Harrington, NorthStar Healthcare Income, Inc.